Exhibit T3.E5

Credivalores – Crediservicios S.A. Announces Offer to Exchange Any and All of its
Outstanding 8.875% Senior Notes due 2025 For Its Senior Secured Step-up Notes due
2029 Fully Secured by Loan Portfolio

BOGOTÁ, Colombia, March 7, 2024 – Credivalores – Crediservicios S.A. (“Credivalores” or the “Company”) today announced that it has commenced an offer to Eligible Holders (as defined below) to exchange (the “Exchange Offer”) any and all of its outstanding 8.875% Senior Notes due 2025 (CUSIP: 22555LAB2 / US22555LAB27; ISIN: P32086 AR4 / USP32086AR44) (the “Old Notes”) for its new Senior Secured Step-up Notes due 2029 (the “New Notes”). In conjunction with the exchange offer, the Company commenced a consent solicitation (the “Consent Solicitation”) with respect to certain proposed amendments to the indenture governing the Old Notes (the “Old Notes Indenture”), as discussed below.

The purpose of the Exchange Offer is to accomplish a financial restructuring to enable the Company to strengthen its capital structure, substantially improve its capitalization, and ensure its long-term growth and financial sustainability. The Exchange Offer will allow the Company to significantly improve its debt maturity profile, reduce its overall debt and lower its interest expense by reducing its coupon to 4% and stepping it up to 11% throughout the tenor of the bond. Importantly, the new Senior Secured Step-up Notes will be backed by a combination of outstanding loans owed to Credivalores in an aggregate amount of US $168 million, providing full coverage to the new bonds.

The current aggregate principal amount of the Old Notes outstanding is US$210.8 million. Under the terms of the Exchange Offer, as further described in the Exchange Offer Memorandum, the maximum aggregate principal amount of the New Notes that will be issued in connection with the Exchange Offer is US$ 165.12 million, which includes capitalized interest from (and including) the immediately preceding interest payment date to (but excluding) February 7, 2024. The New Notes will mature on February 9, 2029 and will be secured by a combination of first-lien and second lien pledges on Credivalores’ loan portfolio of more than US $168 million at today’s exchange rate.

Credivalores has had discussions with several holders of Old Notes who assisted in developing the proposal and who believe the transaction is fair and reasonable in light of the current market environment and given Credivalores’s circumstances and consider this exchange offer a favorable outcome. Holders of a significant percentage of the aggregate principal amount of our Old Notes have already indicated that they will vote in favor of the transaction.

Concurrently with the Exchange Offer, the Company is also soliciting votes (the “Plan Solicitation”) from all holders of the Old Notes to approve a prepackaged plan of reorganization in the United States (the “Plan”). In the event that the Exchange Offer is terminated, but holders of the Old Notes submit votes in favor of the Plan in an amount and number to satisfy the Threshold (as defined below), the Company intends to seek confirmation of the Plan in order to accomplish the financial restructuring contemplated by the Exchange Offer. In the event that more than two-thirds in amount and more than one-half in number of the claims in such class of the votes timely cast by holders of the Old Notes (the “Threshold”) represent votes to accept the Plan, it is the Company’s current intention to move forward with the restructuring of the Old Notes set forth in the Exchange Offer.

Importantly, the Plan will not alter or modify any of the Company’s existing obligations to its customers, employees and vendors, or any other local and international creditors or stakeholders, and the Company fully expects to continue operating its business in the ordinary course during the short amount of time that it expects the Plan to remain pending.

The Exchange Offer is being made only to Eligible Holders of the Old Notes, as described below, pursuant to the offering memorandum and consent solicitation statement dated March 7, 2024 (the “Statement”) which sets forth more fully the terms and conditions of the Exchange Offer and Consent Solicitation. The Exchange Offer, Consent Solicitation and Plan Solicitation are scheduled to expire at 5:00 pm, New York City time, on April 3, 2024 (the “Expiration Date”), unless extended by Credivalores in its sole discretion.

General

BCP Securities, Inc. is acting as exclusive dealer manager for the Exchange Offer and for the Consent Solicitation. Epiq Corporate Restructuring, LLC has been appointed as the exchange agent and information agent for the Exchange Offer and the Consent Solicitation.

The complete terms and conditions of the Exchange Offer, Consent Solicitation and Plan Solicitation are described in the Statement, copies of which may be obtained by Eligible Holders by contacting (i) James Harper at BCP Securities, Inc. at +1 (203) 629-2186 or jharper@bcpsecurities.com or (ii) Epiq Corporate Restructuring, LLC at +1 (646) 362-6336 or email tabulation@epiqglobal.com.

For more information, visit https://dm.epiq11.com/Credivalores

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements, and will therefore be subject to substantial restrictions on transfer.

The Exchange Offer and the Consent Solicitation are being made, and the New Notes are being offered and issued, only to holders of the Old Notes who are Qualified Institutional Buyers (“QIBs”) (within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended, (the “Securities Act”)) in compliance with Rule 144A under the Securities Act or to persons other than U.S. Persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) outside the United States (“Eligible Holders”).

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy the New Notes nor an offer to purchase Old Notes nor a solicitation of consents, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Exchange Offer and Consent Solicitation is being made solely by means of the Statement.

About Credivalores – Crediservicios S.A.

Credivalores – Crediservicios S.A. is a leading non-bank financial institution in Colombia focused on providing under-banked segments of the population access to consumer credit and micro-insurance through loan products designed to minimize loan losses. The Company has a successful track record of over 20 years in consumer lending, serving low- and middle- income households.

Forward-Looking Statements

This document may include forward-looking statements that involve risks and uncertainties that are detailed in the Statement and from time to time in the Company’s reports to its security holders. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the Company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward- looking statements.

Contact

Nathalie Valencia Barrera

ir@credivalores.com

Investor Relations Lead

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